Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

February 13, 2013

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Jenn Do, Staff Accountant
Al Pavot, Staff Accountant

Re:	Harsco Corporation
Form 10-K
Filed February 28, 2012
File No. 1-03970
Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 30, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Form 10-K for the year ended December 31, 2011
Management’s Discussion and Analysis, page 29

1.
We have read your response to comment 2 in your letter dated January 14, 2013, where you refer to long-lived assets in the U.K. that were evaluated and written down as part of the product line rationalization effort. From the disclosures in MD&A and related footnotes of your annual and periodic reports, it remains unclear whether there were impaired asset write-downs recorded in fiscal 2011 (e.g. page 126 of the Form 10-K). Please clarify for us the nature of the long-lived assets evaluated and quantify the impairment charges in relevant periods. Also, please ensure future filings provide quantified disclosure of the carrying value of assets deemed to be at risk of material future impairment in each segment, along with related quantified information that would be useful for an investor to understand the potential for future impairments through the eyes of management.

Response:
The long-lived assets in the Harsco Infrastructure Segment consist principally of scaffolding, concrete forming, shoring, and other access-related equipment for customer rental. As part of the product line rationalization effort in the fourth quarter of 2011, the Company recorded asset write-down charges of $66.1 million, principally for long-lived rental assets. This amount included $7.8 million of rental asset write-downs for the United Kingdom. The product line rationalization is disclosed in detail on page 127 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 in Note 16 to the Consolidated Financial Statements, Other (Income) Expenses. There were no impaired asset write-downs recorded in 2011 for this Segment's long-lived assets. In future filings, the Company will consider disclosing the carrying value of long-lived assets determined to be at risk of impairment that may have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows, including identifying the segment in which the underlying assets are included.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-612-5642.

Very truly yours,

/s/ Barry E. Malamud
Barry E. Malamud
Interim Chief Financial Officer